MOL Plc.
Finance

RECEIVED
2008 JUL 29 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17th July, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

[redacted]

08004010

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 31 2008
THOMSON REUTERS

Richárd Benke
Investor Relations Director

Enclosure

▶ MOL Plc.

RECEIVED
2008 JUL 29 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR NEWS

17 July 2008

MOL takes legal action against OMV because of false allegations and defamation

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that MOL has filed a lawsuit against OMV at the Commercial Court of Vienna. This step was taken following recent statements by OMV, accusing MOL of indiscretion with regards to the Statement of Objections sent by the European Commission as part of its competition investigation.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END